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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

[redacted]

09057155

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2009

Washington, DC
110

SEC FILE NUMBER
8-52994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3923 Grand Avenue

(No. and Street)

Oakland	**CA**	**94610**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Smith **(510) 658-1880**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Ed Smith**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Liberty Group, LLC**, as of **December 31, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Ed Smith
Signature

FINOP
Title

Subscribed and sworn to before me
this 25th day of Feb. 2009

Notary Public

DEBRA J. HAMMOND
COMM. #1693607
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
COMM. EXPIRES SEPT. 14, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

- *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb Levy Weiland LLP
ACCOUNTANTS CONSULTANTS

Independent Auditors' Report

To the Members of
Liberty Group, LLC

We have audited the accompanying statement of financial condition of Liberty Group, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
February 24, 2009

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Liberty Group, LLC
Statement of Financial Condition
Year Ended December 31, 2008

Assets

Cash, including money market account of $86,874	$ 228,397
Deposits at clearing broker	75,672
Commissions receivable	80,224
Investment advisory fees receivable	295,839
Furniture and office equipment, net	24,519
Total Assets	$ 704,651

Liabilities and Members' Equity

Commissions payable and accrued expenses	$ 344,716
Short-term debt	100,000
Total Liabilities	444,716
Members' equity	259,935
Total Liabilities and Members' Equity	$ 704,651

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Operations
Year Ended December 31, 2008

Revenues:	
Commissions	$ 2,300,970
Investment advisory fees	1,414,542
Other income	4,511
Total Revenues	3,720,023
Expenses:	
Commissions	2,390,002
Employee compensation and benefits	655,898
General and administrative	185,395
Professional fees	186,029
Marketing	75,457
Insurance	34,298
Interest	2,385
Total Expenses	3,529,464
Net Income	$ 190,559

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statements of Changes in Members' Equity
Year Ended December 31, 2008

Members' equity, beginning of year	$	337,008
Distributions from members' equity		(267,632)
Net income		190,559
Members' equity, end of year	$	259,935

See Accoumpanying Notes to Financial Statements

Liberty Group, LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 190,559
Adjustments to reconcile net income to net cash provided by operating actives:	
Depreciation	3,962
Increase in deposits at clearing broker	(24,017)
Decrease in commissions receivable	9,394
Decrease in investment advisory fees receivable	68,401
Decrease in commissions payable and accrued expenses	(5,621)
Net cash provided by operating activities	242,678
Cash used in investing activities	
Purchase of furniture and office equipment	(11,591)
Net cash used in investing activities	(11,591)
Cash flow from financing activities	
Distributions to members	(267,632)
Borrowing under line of credit	100,000
Net cash used in financing activities	(167,632)
Net increase in cash	63,455
Cash, beginning of year	164,942
Cash, end of year	$ 228,397
Supplemental information:	
Interest paid	$ 2,385

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Notes to the Financial Statements
December 31, 2008

1. Summary of Business and Significant Accounting Policies

Business

Liberty Group, LLC (the "Company") is a California corporation formed on March 11, 1999. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority (FINRA).

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's capital account.

The Company operates under a clearing broker agreement with National Financial Services, LLC ("NFS"), whereby the Company will introduce certain brokerage accounts to NFS and NFS will provide clearing services to such accounts on a fully disclosed basis.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in a money market account with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture and Office Equipment, Net

Furniture and office equipment is recorded at cost, net of accumulated depreciation of $12,148. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis. Investment advisory fees are recorded in accordance with the advisory agreements, at the end of each quarter.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to its members for inclusion in their individual income tax returns.

Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, establishes new guidance on recognition and measurement of uncertain tax positions for financial reporting purposes. Management has elected to defer application of FIN 48 until 2009 pursuant to FASB Staff Position 48-3. Management believes the Company has no tax positions that would be subject to recognition or measurement under FIN 48 and does not expect application of FIN 48 to have a material impact on the financial statements.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Related Party Transactions

The Company operates its headquarters from office premises owned by the managing member. No rent is charged by the managing member for use of the premises.

3. Deposits at Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $30,000 is required to be held with the clearing broker. As of December 31, 2008, the Company had $75,672 on deposit with the clearing broker.

4. Short-Term Debt

The Company has a $500,000 revolving business line of credit with Wells Fargo Bank that expires on February 28, 2009. Interest is charged at the bank's prime rate less .25%. At December 31, 2008, the Company had accessed $100,000 bearing interest at 3%, and $2,385 in related interest payments had been paid to date.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $226,797 which was $197,150 in excess of its required net capital of $29,647. The Company's aggregate indebtedness to net capital ratio was 1.961 to 1.

6. Subsequent Event

In early 2009, the Company distributed approximately $39,447 to the managing member.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Liberty Group, LLC as of December 31, 2008

1. Total ownership equity from Statement of Financial Condition			$ 259,935	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			$ 259,935	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 259,935	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	29,886	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(29,886)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 230,049	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$	3734		
D. Undue Concentration	$	3650		
E. Other (List) Money Market	$ 3,252	3736	(3,252)	3740
10. Net Capital			$ 226,797	3750

OMIT PENNIES

6A: Non-allowable assets

Commissions receivable – over 30 days	$ 5,367
Furniture and office equipment, net	24,519
Total	$ 29,886

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Liberty Group, LLC as of December 31, 2008

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 29,647	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	29,647	3760
14. Excess net capital (line 10 less 13)	197,150	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	182,325	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 444,716	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 444,716	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			196.01%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Liberty Group, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2008

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Liberty Group, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2008

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Liberty Group, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2008

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 226,797	$ 444,716	196%
Computation per Schedule I	226,797	444,716	196%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

To the Members of
Liberty Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Group, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and the use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
February 24, 2009

END